April 15, 2019

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. John Cannarella
Ms. Jenifer Gallagher

Re:	Superior Drilling Products, Inc.
Form 10-K for the Fiscal Year ended December 31, 2018
Filed March 13, 2019
Response letter dated February 12, 2019
File No. 001-36453

Dear Mr. Cannarella and Ms. Gallagher:

This letter is in response to your letter dated March 27, 2019, to Superior Drilling Products, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “10-K”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 5. Related Party Note Receivable, page 47

1.	We note your response to prior comment 3 regarding the modifications made to the Tronco Energy Corporation loan. Please respond to the following:

●	In regards to the modification on June 29, 2014, explain further how the reduction of the interest rate did not cause the loan to be considered a troubled debt restructuring. Specifically, your response indicates that the Meier stock pledge of 8,814,860 shares served as adequate compensation for the decrease in interest rate and extension of the loan repayment. However, it is unclear how the stock pledge compensates the Company for the substantial reduction in interest rate for the modified contractual period. Provide your analysis for determining that the collateral served as adequate compensation, particularly since the Meier’s had already provided guaranties on the loan prior to the modification. Additionally, provide your analysis as to whether you believe the modified interest rate resulted in a market rate of interest for the loan.

●	In regards to the modification in November 2015, explain further how the extension of the note and the extended reduction in interest rate did not cause the loan to be considered a troubled debt restructuring. Specifically, explain why the Meiers’ salary reduction and lack of a bonus served to offset the concession provided regarding the extension. As part of your response, explain whether there was any contractual documentation linking these actions to the loan modification and provide details quantifying the value of these actions relative to the concession value of the modification.

●	In regards to the August 8, 2017 modification, explain further how the extension of the note and the extended reduction in interest rate did not cause the loan to be considered a troubled debt restructuring. Specifically, your response indicates that you received 530,725 restricted stock units pledged as additional collateral upon the modification in 2017. However, on page 37 of your 2017 Form 10-K, you state that as part of the sale of real estate to Superior Auto Body, you released 547,000 shares of Meiers’ common stock from the collateral for the Tronco note (and the reduction can be seen in the disclosure on page 48 of the 2017 Form 10-K where the shares held in escrow are reduced to 8,267,860, from 8,814,860 in prior periods), so it is unclear how these additional shares serve as additional collateral when there was an overall reduction in the shares held as collateral for the year.

Response. In response to the Staff’s comment, the Company notes the following:

-	In June 2014, the Company agreed to restructure the Tronco loan effective May 29, 2014. The Company extended the maturity date of the loan for one-and-a-half years to December 31, 2015. The interest rate was reduced from 11% to the prime rate of JPMorgan Chase Bank plus 0.25% (3.5% as of December 31, 2014). The fair value of the collateral on May 29, 2014 was $42,311,328 and the amortized cost basis of the loan was $8,296,717. Additionally, the collateral prior to the restructuring consisted of oil and gas properties and had a fair value of $3,866,000 and a guarantee from the Meiers of $4,395,637. The Company considered the accounting guidance of FASB ASC 310-40-15-14 and determined that a concession was not granted as the Company received additional collateral that exceeded the loan value, and was therefore considered adequate compensation. The additional collateral received as part of the restructure had a fair value of over $42 million and therefore justified the interest rate reduction on the loan from 11% to prime plus 0.25%, which the Company believes is representative of a market interest rate given the fair value of the collateral (the loan to value ratio of the collateral was 20%, so the Company believes this rate was considered market). Finally, as the shares are being held in third-party escrow until full repayment of the loan, the Company believes the Meiers had both the ability and willingness to pay the balance owed.

Additionally, subsequent to the June 2014 modification, the Meiers provided 547,000 shares of the Company’s common stock to Zions Bank as collateral for a loan unrelated to SDPI in 2017. The interest rate on that loan was 5.443% and the loan to value ratio was 80%. At the date of this transaction, the prime rate plus .25% was 4.0%. The additional 1.4% that Zions Bank required was to compensate for the higher loan to value ratio. Although this occurred subsequent to the June 2014 modification, the Company believes this provides support that the interest rate of the prime rate plus 0.25% given to Tronco in June 2014 is market as a similar rate was given to the Meiers in 2017 in a third party transaction where shares of SDPI also served as collateral.

-	In November 2015, the Company extended the maturity date an additional two years, to December 31, 2017 with interest payments due at the end of 2015 and 2016. The fair value of the collateral on November 10, 2015 was $10,842,278 and the amortized cost basis of the loan was $8,296,717 plus accrued interest of $265,722. No additional collateral was given for the modification in 2015. Instead, the Meiers did not receive an annual bonus, to which they were otherwise entitled, as part of the Tronco loan maturity date extension. The Compensation Committee of the Company, and the independent directors of the Company’s board of directors, discussed and approved this transaction in November 2015, believing it fair to and in the best interest of the Company. By not paying the bonus, the Company received a benefit in the form of lower General and Administrative expense of approximately $520,000. The Company believes the forfeit of the $520,000 bonus by the Meiers was a payment to extend the loan (i.e., a transaction fee). As such, the Company believes the loan did not constitute a troubled debt restructuring. The Company considered the time value of money upon extension and determined the loan discount would equal the interest earned on the loan plus the Meiers’ salary reductions assuming a 7% discount rate. Except as described above, there were no contractual arrangements entered into at this time.

-	In August 2017, the loan was modified to interest only payments due December 31, 2018, 2019, 2020, and 2021, with a balloon payment of all unpaid interest and principal due upon full maturity on December 31, 2022. The fair value of the collateral on August 8, 2017 was $5,680,020. The Meiers provided 530,725 restricted stock units as additional collateral as part of this modification with a fair value of $365,000. The fair value of the total collateral was $6,045,020 and the amortized cost basis of the loan was $7,367,212 plus accrued interest of $222,948. The Company noted the collateral did not sufficiently cover the amortized cost basis of the loan in August 2017, however, the Company believed the stock price was temporarily impaired as it was at its lowest price in five years. Because the Company did not believe the stock price to be a permanent decline, the note was not reduced for impairment. The stock price recovered by November 14, 2017 and, as a result, the collateral has exceeded the note value since such date. Like the first modification, the Company believes a concession was not granted since additional collateral was provided per ASC 310-40-15-14, and therefore the restructure did not constitute a troubled debt restructuring.

2.	We note that the Seconded Amended and Restated Loan Agreement that is dated effective August 8, 2017 and filed as Exhibit 10.2 includes Schedule 1.3 that lists the collateral documents for the loan agreement. Explain why this Schedule lists that there are 8,814,860 shares pledged pursuant to the Security Agreement Pledge when you state on page 37 of your 2017 Form 10-K that you released 547,000 shares of the Meiers’ common stock from the collateral in February 2017 upon the sale of real estate to Superior Auto Body.

Response. In response to the Staff’s comment, Schedule 1.3 included in the Seconded Amended and Restated Loan Agreement that is dated effective August 8, 2017 and filed as Exhibit 10.2 is not correct and Schedule 1.3 should have listed 8,267,860 shares pledged pursuant to the Security Agreement Pledge.

3.	Explain the business purpose of the August 8, 2017 modification of the Tronco loan to extend the maturity date an additional 5 years. Specifically, in light of the fact that Tronco has no remaining assets, it is unclear why the loan was modified to extend the maturity date and reduced interest rate period rather than execute under the Stock Pledge Agreement. Additionally, address the following:

●	Tell us what percentage of the Meiers’ holdings of the Company’s common stock is held in escrow under the Stock Pledge Agreement.

●	In light of the substantial percentage of the Meiers’ holdings of the Company’s common stock that is held in escrow, tell us how you determined that the Company would execute under its contractual rights under the guaranties. As part of your response, address the fact that this modification represented the longest loan maturity period extension to date (5 years), and was done despite the fact that Tronco Energy Corporation has no remaining assets.

Response. As there are no remaining assets for Tronco, the Company recognizes the repayment of the loan will occur as the Meiers sell their shares and use these proceeds to repay the debt. The Company extended the maturity date 5 years to allow its largest shareholder to liquidate their position while preventing excessive negative pressure this liquidation may cause on the Company’s stock. The Company believed this was in the best interests of its shareholders. Approximately 80% of the Company’s common stock owned by the Meiers is held in escrow under the Stock Pledge Agreement.

4.	We note that you continue to recognize interest income on the Tronco loan despite the fact that there have not been any cash payments received for the related interest payments. Furthermore, the only collateral remaining for the Tronco loan is the shares and restricted stock units pledged under the Stock Pledge Agreement. Lastly, the Tronco loan continues to be modified with the contractual period extended for several years upon nearing the revised maturity. In light of these factors, tell us how you concluded it was appropriate to continue to recognize interest income on this loan. As part of your response, tell us whether you considered the cost-recovery method for the recognition of interest income, as outlined in ASC 310-10-35-11.

Response. In response to the Staff’s comment, we considered the guidance outlined in ASC 310-35-11, but the Company does not believe the loan is impaired, and as such, we do not believe this guidance applies. The Company believes that it will collect all amounts due as the fair value of the collateral is greater than the amortized cost basis of the loan. Further, given the financial position of the Company, the Meiers combined salaries and bonus structure, and the earnings of the Company, the Company believes that the Meiers will be able to pay the accrued interest payments in 2019, 2020, 2021, and 2022 and that it is appropriate to continue to accrue and recognize interest income on this loan according to the contractual loan agreement.

Please call the undersigned at (832) 876-5048 with any additional comments or questions you may have.

Very truly yours,

Christopher Cashion
Chief Financial Officer